ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

8 April 2014

Director/PDMR Shareholdings

Reed Elsevier announces the following transactions in the securities of Reed Elsevier by its Directors and PDMRs:

1 Reed Elsevier Group plc Bonus Investment Plan 2010 (“BIP”)

On 7 April 2014, the conditional matching share awards set out below were granted in accordance with the BIP rules.

	No. of Reed	No. of Reed	No. of Reed	No. of Reed	Date of vesting of
	Elsevier PLC	Elsevier NV	Elsevier PLC	Elsevier NV	conditional
	conditional	conditional	conditional	conditional	matching
	matching ordinary	matching ordinary	matching ADRs	matching ADRs	shares/ADRs
	shares awarded	shares awarded	awarded	awarded
Director
Erik Engstrom	—	—	—	40,694	2017

PDMR

Ian Fraser	—	32,766	—	—	2017

Henry Udow	25,750	—	6,312	—	2017

Note: Each Reed Elsevier PLC ADR represents 4 Reed Elsevier PLC ordinary shares and each Reed Elsevier NV ADR represents 2 Reed Elsevier NV ordinary shares.

Vesting of these awards is subject to achievement of performance conditions.

2	Reed Elsevier Group plc Long-Term Incentive Plan 2013 (“LTIP”)

On 7 April 2014, the performance shares set out below were granted in accordance with the LTIP rules.

	No. of Reed	No. of Reed	Date of vesting of
	Elsevier PLC	Elsevier NV	performance shares
	performance	performance
	ordinary shares	ordinary shares
	awarded	awarded
Director
Erik Engstrom	145,604	102,839	2017

PDMR

Ian Fraser	33,826	23,891	2017

Henry Udow	36,933	26,085	2017

Vesting of these awards is subject to achievement of performance conditions.

3	Reed Elsevier Group plc Executive Share Option Scheme 2013 (“ESOS”)

On 7 April 2014, the market price options and conditional share awards set out below were granted in accordance with the ESOS rules.

	No. of Reed	No. of Reed	No. of Reed	No. of Reed
	Elsevier PLC	Elsevier NV options	Elsevier PLC	Elsevier NV
	options over	over ordinary	conditional	conditional
	ordinary shares	shares granted with	ordinary shares	ordinary shares
	granted with an	an exercise price	awarded	awarded
	exercise price of	of €15.82 per share
	924.5 pence per
	share
Director
Erik Engstrom	145,604	102,839	—	—

PDMR

Ian Fraser	13,010	9,189	2,602	1,837

Henry Udow	14,205	10,033	2,841	2,006

Note: The options are exercisable between 2017 and 2024, and the conditional share awards vest in 2017.

Vesting of options awarded to Directors is subject to achievement of performance conditions.

The conditional share awards under ESOS were granted pursuant to elections by these PDMRs to receive half of their 2014 ESOS award in the form of conditional shares.

- ENDS -

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